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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                           (NAME OF SUBJECT COMPANY)
                         ------------------------------

                              CREDIT SUISSE GROUP
                          CSFBDIRECT ACQUISITION CORP.
                        CREDIT SUISSE FIRST BOSTON, INC.
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))
                         ------------------------------

                     COMMON STOCK OF THE SERIES DESIGNATED
 CREDIT SUISSE FIRST BOSTON (USA), INC. CSFBDIRECT COMMON STOCK, PAR VALUE $.10
                                   PER SHARE
                         TITLE OF CLASS OF SECURITIES)
                         ------------------------------

                                   22541L103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                  DAVID P. FRICK, ESQ.                                   JOSEPH T. MCLAUGHLIN, ESQ.
                  CREDIT SUISSE GROUP                                 CREDIT SUISSE FIRST BOSTON, INC.
               PARADEPLATZ 8, P.O. BOX 1                                   ELEVEN MADISON AVENUE
              CH-8070 ZURICH, SWITZERLAND                                 NEW YORK, NEW YORK 10010
                     41-1-212-1616                                             (212) 325-2000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                         ------------------------------

                                    COPY TO:
                              CLARE O'BRIEN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
                 $110,400,000.00                                        $22,080.00

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $6.00, the per share tender offer price, by 18,400,00, the number of currently outstanding shares of CSFBdirect Common Stock sought in the Offer.

**  Calculated as 1/50 of 1% of the transaction value.

/ /  Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                             Filing Party:
Form or Registration No.:                           Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. / /

Check the appropriate boxes to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4

/X/  going-private transaction subject to Rule13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

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    This Tender Offer and Schedule 13E-3 Transaction Statement on Schedule TO
(this "Schedule TO"), is filed by Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"), Credit Suisse First Boston, Inc., a Delaware corporation and an indirect wholly owned subsidiary of CSG ("CSFB"), and CSFBdirect Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of CSFB ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of the series designated Credit Suisse First Boston (USA), Inc. CSFBDIRECT Common Stock, par value $0.10 per share (the "Shares"), of Credit Suisse Boston (USA), Inc., a Delaware corporation (the "Company"), at a price of $6.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2) (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all items of this Schedule TO, including, without limitation all of the information required by Schedule 13E-3 that is not included in or covered by the items in this Schedule TO, except as otherwise set forth below. The Agreement and Plan of Merger, dated as of July 11, 2001, among CSFB, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEMS 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEMS 12.  MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)                 Offer to Purchase dated July 24, 2001.

 (a)(2)                 Form of Letter of Transmittal.

 (a)(3)                 Form of Notice of Guaranteed Delivery.

 (a)(4)                 Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

 (a)(5)                 Form of Letter from Brokers, Dealers, Commercial Banks,
                        Trust Companies and Nominees to Clients.

 (a)(6)                 Form of Guidelines for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.

 (a)(7)                 Summary Advertisement as published in THE NEW YORK TIMES on
                        July 24, 2001.

 (a)(8)                 Joint Press Release issued by CSFB and the Company on
                        July 11, 2001 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by CSG, CSFB and Purchaser on
                        July 11, 2001).

 (b)                    None.

 (c)(1)                 Opinion of Lazard Freres & Co. LLC ("Lazard") to the Special
                        Committee of Independent Directors of the Board of Directors
                        of the Company (the "Special Committee") dated July 10, 2001
                        (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)).

 (c)(2) Materials presented by Lazard to the Special Committee on May 31, 2001.

 (c)(3) Materials presented by Lazard to the Special Committee on July 10, 2001.

 (d)(1) Agreement and Plan of Merger, dated as of July 11, 2001, among CSFB, Purchaser and the Company.

 (d)(2)                 Credit Suisse Group International Share Plan (incorporated herein by reference to Exhibit 10.6 of the Company's Annual
                        Report on Form 10-K for the year ended
                        December 31, 2000 filed with the Securities and Exchange
                        Commission on March 29, 2001).

 (f)                    Section 262 of the General Corporation Law of the State of
                        Delaware (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)).

 (g)                    None.

 (h)                    None.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2001

                                                       CSFBDIRECT ACQUISITION CORP.

                                                       By:  /s/ NEIL RADEY
                                                            -----------------------------------------
                                                            Name: Neil Radey
                                                            Title: Treasurer

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2001

                                                       CREDIT SUISSE FIRST BOSTON, INC.

                                                       By:  /s/ ANTHONY F. DADDINO
                                                            -----------------------------------------
                                                            Name: Anthony F. Daddino
                                                            Title: Chief Administrative Officer

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2001

                                                       CREDIT SUISSE GROUP

                                                       By:  /s/ RICHARD E. THORNBURGH
                                                            -----------------------------------------
                                                            Name: Richard E. Thornburgh
                                                            Title: Attorney-In-Fact

                                                       By:  /s/ NEIL RADEY
                                                            -----------------------------------------
                                                            Name: Neil Radey
                                                            Title: Attorney-In-Fact

                                 EXHIBIT INDEX

     EXHIBIT NO.
---------------------
 (a)(1)                 Offer to Purchase dated July 24, 2001

 (a)(2)                 Form of Letter of Transmittal.

 (a)(3)                 Form of Notice of Guaranteed Delivery.

 (a)(4)                 Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

 (a)(5)                 Form of Letter from Brokers, Dealers, Commercial Banks,
                        Trust Companies and Nominees to Clients.

 (a)(6)                 Form of Guidelines for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.

 (a)(7)                 Summary Advertisement as published in THE NEW YORK TIMES on
                        July 24, 2001.

 (a)(8)                 Joint Press Release issued by CSFB and the Company on July
                        11, 200 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by CSG, CSFB and Purchaser on July 11,
                        2001).

 (b)                    None.

 (c)(1)                 Opinion of Lazard Freres & Co. LLC ("Lazard") to the Special
                        Committee of Independent Directors of the Board of Directors
                        of the Company (the "Special Committee") dated July 10, 2001
                        (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)).

 (c)(2) Materials presented by Lazard to the Special Committee on May 31, 2001.

 (c)(3) Materials presented by Lazard to the Special Committee on July 10, 2001.

 (d)(1) Agreement and Plan of Merger, dated as of July 11, 2001, among CSFB, Purchaser and the Company.

 (d)(2)                 Credit Suisse Group International Share Plan (incorporated herein by reference to Exhibit 10.6 of the Company's Annual
                        Report on Form 10-K for the year ended December 31, 2000
                        filed with the Securities and Exchange Commission on
                        March 29, 2001).

 (f)                    Section 262 of the Delaware General Corporation Law
                        (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)).

 (g)                    None.

 (h)                    None.